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                                                                  EXHIBIT 3.10.1

                               AMENDMENT NO. 1 TO
                         AMENDED AND RESTATED BYLAWS OF
                        SOURCE INTERLINK COMPANIES, INC.

The following sections of the Amended and Restated Bylaws of Source Interlink Companies, Inc. are hereby deleted in their entirety and following inserted in lieu thereof:

3.2      Number of Directors.

The number of directors constituting the entire Board shall be not less than three (3) nor more than eleven (11), as fixed from time to time by resolution of the majority of the total number of authorized board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3(c)   [Intentionally Omitted]

3.5      Vacancies.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement or removal as herein provided.

3.6      [Intentionally Omitted]

3.7      [Intentionally Omitted]

3.11(b) At all meetings of the Board, the vote of a majority of the directors present at the meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by the DGCL or the Certificate.

3.11(c) [Intentionally Omitted]